Exhibit 99.145

NOTICE TO SHARHOLDERS OF FIRE & FLOWER HOLDINGS CORP.

REGARDING NOTICE-AND-ACCESS FOR OUR

2021 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

You are receiving this notice (the “Notice”) because you are a shareholder of Fire & Flower Holdings Corp. (the “Corporation”, “us”, “we” or “our”) as of April 30, 2021 (a “Shareholder”, and collectively, the “Shareholders”). The Corporation is using the notice-and-access procedures permitted by Canadian securities laws for the delivery of the management information circular (the “Information Circular”), the consolidated financial statements of the Corporation for the 52 weeks ended January 30, 2021 and the auditor’s report thereon (the “Annual Financial Statements”), the management’s discussion and analysis with respect to the Annual Financial Statements and other related materials of the Meeting (the “Meeting Materials”) to Shareholders in connection with the Corporation’s Annual General and Special Meeting to be held on June 9, 2021 (the “Meeting”).

By using notice-and-access, we can provide you with electronic access to the Meeting Materials instead of mailing paper copies – this is more environmentally friendly and cost-effective because it reduces paper use and the cost of printing and mailing the Meeting Materials to shareholders. A form of proxy or a voting instruction form is included with this Notice, and each includes instructions on how you can vote your shares.

When:	Wednesday, June 9, 2021 at 9:00 a.m. (Toronto time)

Where:	Online by live webcast at https://web.lumiagm.com/471535935

Purposes of the Meeting:

(1)	to receive the Annual Financial Statements;
(2)	to fix the number of directors of the Corporation to be elected at the Meeting at seven;
(3)	elect the directors of the Corporation for the ensuing year;
(4)	to reappoint PricewaterhouseCoopers LLP as the auditors of the Corporation for the ensuing year and to authorize the board of directors of the Corporation to fix their remuneration and terms of engagement;
(5)	to consider and, if deemed advisable, to pass, with or without amendment, a special resolution, the full text of which is set out in the Information Circular, approving one or more amendments to the articles of the Corporation for one or more future consolidations of the Corporation’s issued and outstanding common shares;
(6)	to consider and, if thought advisable, to pass, with or without amendment, an ordinary resolution approving the Corporation’s 2021 share option plan (the “Stock Option Plan”) as well as all unallocated options, rights and entitlements thereunder;
(7)	to consider and, if deemed advisable, pass, with or without amendment, an ordinary resolution ratifying and approving the grant of 4,517,918 options under the Stock Option Plan;
(8)	to consider and, if thought advisable, to pass, with or without amendment, an ordinary resolution approving the Corporation’s new treasury performance and restricted share unit plan (the “PRSU Plan”);
(9)	to consider and, if deemed advisable, pass, with or without amendment, an ordinary resolution ratifying and approving the grant of 826,978 restricted share units under the PRSU Plan; and
(10)	to transact such further or other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

For more information regarding the items listed above, please review the Information Circular, including the sections of the Information Circular titled “Fixing Number of Directors”, “Election of Directors”, “Appointment of Auditors”, “Approval of Share Consolidation”, “Approval of the 2021 Share Option Plan”, “Ratification of Grants under the Stock Option Plan”, “Approval of the Treasury Performance and Restricted Share Unit Plan” and “Ratification of Grants under the PRSU Plan”.

How to access the documents electronically

Electronic copies of the Meeting Materials are available online on our website at https://fireandflower.com/investor- relations and on SEDAR under the Corporation’s profile at www.sedar.com. The Meeting Materials and this Notice will remain available on our website for one year after being posted.

How to request paper copies – prior to the Meeting

If you would like to receive a paper copy of the Meeting Materials by mail, you must make a request. Requesting a paper copy is free of charge. You have received, with this Notice, a voting instruction form or a form of proxy on which a 15-digit or 16-digit control number is indicated. Shareholders with a 15-digit control number, namely registered Shareholders, may call Computershare Investor Services Inc. (“Computershare”) toll free at 1-866- 962-0498 within North America or 1 514-982-8716 outside North America to request a paper copy of the Meeting Materials. Shareholders with a 16-digit control number, namely non-registered Shareholders, may call Broadridge Investor Communications Corporation (“Broadridge”) toll free at 1-877-907-7643 within North America or 1-905- 507-5450 outside North America to request a paper copy of the Meeting Materials. In each case, Shareholders will be asked to enter the control number indicated on the voting instruction form or the form of proxy they received to request a paper copy of the Meeting Materials.

To receive the Meeting Materials in advance of the voting deadline and Meeting date, requests for paper copies must be received by no later than May 27, 2021. If you do request a paper copy of Meeting Materials, please note that another voting instruction form or form of proxy will not be sent, please retain the one received with this Notice of Meeting for voting purposes.

How to request paper copies – on or following the Meeting

If you request paper copies of the Meeting Materials on or after the date of the Meeting, or within one year of the Information Circular being filed, the documents will be sent to you at the address specified in the request within ten calendar days of receiving the request, by prepaid mail, courier or the equivalent. You can request paper copies free of charge by contacting the Corporation’s Investor Relations department at investorrelations@fireandflower.com, and non-registered Shareholders may contact Broadridge toll free at 1-877- 907-7643 within North America or 1-905-507-5450 outside North America.

How to vote your shares

PLEASE NOTE – YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your securities you must vote using the methods reflected on your enclosed voting instruction form or form of proxy.

In order for your securities to be voted at the Meeting your completed form of proxy or voting instruction form must be received by Computershare not later than 9:00 a.m. (Toronto time) on June 7, 2021, or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours before the time of the adjourned or postponed Meeting.

For more information on voting by proxy, please refer to the following sections of the Information Circular: “Voting at the Meeting”; “Non-registered Shareholders”; “Participating in the Meeting”; “Appointment of Proxyholders”; “Revocation of Proxy”; and “Voting of Proxies and Discretion Thereof”.

Shareholders are reminded to review the Information Circular before voting.

Questions

If you have any questions about notice-and-access and you are a registered Shareholder, please contact Computershare at 1-866-964-0492 (toll free in North America) between 8:30 a.m. and 8:00 p.m. (Toronto time) or at 1-514-982-6253 (outside North America) or online at www.investorcentre.com/service. If you are a non- registered shareholder, please contact Broadridge at 1-855-887-2244.